Exhibit (a)(1)(vi)

Virtus Total Return Fund Inc.

c/o Virtus Investment Advisers, Inc.

One Financial Plaza

Hartford, CT 06103

Dear Stockholder:

At meetings held on January 23, 2024, February 28, 2024 and March 6, 2024, the Board of Directors (the “Board”) of Virtus Total Return Fund Inc. (the “Fund”) considered and voted in favor of a proposal to conduct a tender offer campaign comprised of one unconditional tender offer for up to 10% of the Fund’s outstanding shares of common stock (the “Shares”), and two conditional tender offers (each for up to 10% of the Fund’s then outstanding Shares), all for cash at a price equal to 98% of the Fund’s net asset value per share (“NAV”).

Accordingly, the Fund is hereby commencing an offer to purchase up to 10% of the Fund’s outstanding Shares for cash at a price equal to 98% of the Fund’s NAV per Share as of the close of regular trading on the New York Stock Exchange (“NYSE”) on May 2, 2024, the business day immediately following the day the tender offer expires (or, if the tender offer is extended, on the business day immediately following the day the extended tender offer expires), upon the terms and conditions set forth in the enclosed Issuer Tender Offer Statement and the related Letter of Transmittal (which together constitute the “Offer”).

The Offer is intended to provide tendering stockholders with a monetary benefit to the extent that the tender price is above the trading price of the Fund’s Shares. The deadline for participating in the Offer is 5:00 p.m. Eastern Time May 1, 2024, or such later date through which the Offer is extended.

It is contemplated, subject to change, that payment for tendered Shares, if accepted for payment, will be made on or about May 7, 2024 for stockholders holding Shares through a broker, dealer, commercial bank, trust company or other nominee, and May 9, 2024 for stockholders holding Shares directly.

If, after carefully evaluating all information set forth in the Offer, you wish to tender Shares pursuant to the Offer, please either follow the instructions contained in the Offer or, if your Shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, contact such firm to effect the tender for you. Stockholders are urged to consult their own investment and tax advisers and make their own decisions whether to tender any Shares.

As of March 19, 2024, the Fund’s NAV was $6.19 and 68,578,328.00 Shares were issued and outstanding. The Fund’s NAV during the pendency of the Offer may be obtained by contacting Georgeson LLC, the Fund’s information agent, toll free at 866-356-2847 between 9:00 a.m. and 11:00 p.m. Eastern Time, Monday through Friday, or by calling the Fund toll free at 866-270-7788 between 8:30 a.m. and 6:00 p.m. Eastern Time, Monday through Thursday, and 8:30 a.m. and 5:00 p.m. Eastern Time on Friday (except holidays).

Neither the Fund nor its Board is making any recommendation to any stockholder whether to tender or refrain from tendering Shares in the Offer. The Fund and the Board urge each stockholder to read and evaluate the Offer and related materials carefully and make their own decision. Questions, requests for assistance and requests for additional copies of this Offer and related material should be directed to Georgeson at 866-356-2847.

Very truly yours,

/s/ Jennifer S. Fromm

Jennifer S. Fromm

Secretary

April 2, 2024